AXP Money Market Series, Inc.
      AXP Cash Management Fund

                           Plan under Section 18f-3(d)
                                  March 9, 2000

Filed pursuant to Item 23(o) of Form N-1A

Separate Arrangements

Each class of shares will represent interests in the same portfolio of investments of the Fund and be identical except those differences that relate to
(a) the impact of the disproportionate  payments made under the Rule 12b-1 plan;
(b) the differences in class expenses including transfer agent fees and any other expense determined by the board to be a class expense; and (c) the difference in voting rights on the 12b-1 plan, exchange privileges and class designations. The current classes of shares are as follows:

         Class A shares - no sales charge.

         Class B shares - contingent deferred sales charge ranging from 5% down to 0% after six years.

         Class C shares - contingent  deferred  sales charge of 1% on redemptions of shares held for less than one year

         Class Y shares - no sales charge.

Expense Allocation Procedures

American Express Financial Corporation, as the Fund's administrator, on a daily basis shall allocate the income, expenses, and realized and unrealized gains and losses of the Fund on the basis of the relative percentage of net assets of each class of shares, except class specific expenses for 12b-1 distribution fees and transfer agent fees which shall be paid directly by each class as follows:


         12b-1 fee:

                  Class B:                  75 basis points
                  Class C:                  75 basis points


         Transfer agent fee:

                  Class A: an additional $2 for each shareholder account Class B: an additional $3 for each shareholder account Class C: an additional $2.50 for each shareholder account

Should an expense of a class be waived or reimbursed, American Express Financial Corporation first will determine that such waiver or reimbursement will not result in another class subsidizing the class, is fair and equitable to all classes and does not operate to the detriment of another class and then shall monitor the implementation and operation to assure the waiver or reimbursement operates consistent with the determination. The board shall monitor the actions of American Express Financial Corporation.

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Exchange Privileges

New investments of Class A shares may be exchanged for either Class A, Class B, or Class C shares of any other publicly offered American Express mutual fund, except that exchanges into AXP Tax-Free Money Fund must be made from Class A shares. If you exchange shares from this Fund to another American Express mutual fund, any further exchanges must be between shares of the same class.

Conversion Privileges

Class B shares including a proportionate amount of shares acquired through reinvestment of distributions shall convert in the ninth year of ownership into Class A shares at relative net asset values without the imposition of any fee.